Mail Stop 4561

November 26, 2007

Charles B. Lebovitz
2030 Hamilton Place Blvd, Suite 500
Chattanooga, TN 37421

> **Re:** **CBL & Associates Properties Inc**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2007, June 30, 2007,**
> **and September 30, 2007**
> **File No. 00-12494**

Dear Mr. Lebovitz:

We have reviewed your filings and have the following comments.   If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 2 – Properties, page 18

1.   Refer to footnote 11, 14, and 16 on page 32. We note that you guarantee 100% of debt for various joint ventures including Imperial Valley Mall, High Pointe Commons, and Gulf Coast Town Center. Explain to us how you considered FIN 45 in accounting for these guarantees. In addition, please tell us what consideration you gave to discussing these guarantees as off-balance sheet arrangements within MD&A.

Note 5 – Joint Ventures, page 81

2.   We note that you hold controlling interests in various joint ventures which are being accounted for under the equity method. To the extent these joint ventures are considered to be variable interest entities and the company was determined not to be the primary beneficiary, explain to us how you complied with the disclosure requirements of paragraph 24 of FIN 46(R). If these joint ventures are not considered to be variable interest entities, clarify to us why these entities are not consolidated.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

▪   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

▪   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant